

February 2, 2021

R. Scott Blackley
Chief Financial Officer
Capital One Financial Corp.
1680 Capital One Drive
McLean, Virginia 22102

      Re: Capital One Financial Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 20, 2020
          File No. 1-13300

Dear Mr. Blackley:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance